Impact X Partners , LLC
Balance Sheet
(Unaudited)

		December 31, 2019
ASSETS		
Current Assets		
Cash	$	7,740
Due from related party		800
Total current assets		8,540
Fixed Assets		
Mobile appliacation and software, net		216,536
Total Fixed Assets		216,536
Other Assets		
Product development		23,692
Software development		22,040
Total Other Assets		45,732
Total assets	$	270,808
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accrued interest payable	$	14,937
Related party loan		10,102
Total current liabilities		25,039
Long-Term Liabilities		
Convertible note		90,000
Total Liabilities		115,039
Commitments and contingencies		-
Members' capital contributions		200,000
Accumulated deficit		(44,231)
Total shareholders' equity		155,769
Total liabilities and shareholders' equity	$	270,808